ARKEMA

Colombes ,May 15th,2008

08002738

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SUPPL

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
MAY 27 2008
THOMSON REUTERS

SEC Mail Processing
Section
MAY 19 2008
Washington, DC
111

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : Arkema : 1st Quarter 2008 Results
- Press release : New compounding line for Altuglas International at its Bristol facility (Pennsylvania)

The world is our inspiration

Press release

Communiqué de presse

Colombes, May 15th 2008

New compounding line for Altuglas International at its Bristol facility (Pennsylvania)

Altuglas International, an Arkema Group subsidiary and the world leading producer of PMMA with its Altuglas® and Plexiglas® * brands for acrylic sheet and resin products, has announced its intention to expand production capability at its Bristol plant in Pennsylvania to meet increasing demand on the American continent for its Plexiglas® acrylic resin and its acrylic capstock products.

The creation of this new, technologically advanced compounding line will help produce Plexiglas® acrylic resin and Solarkote® acrylic capstock specialty products more cost-effectively. These innovative specialty products are used in a variety of critical automotive, building product, pool and spa and signage. Designed for the highest quality production, the new manufacturing line will have the necessary flexibility to switch between long runs and short runs for custom orders.

"Next-generation acrylic technologies being developed in our R&D laboratories will help our customers extend the creative and performance possibilities of their products," said Christophe de Saint Louvent, President of Altuglas International. *"With our high level of compounding expertise, optical color lab resources, and commitment to providing the best possible service, our customers can depend on Altuglas International for a reliable supply of premium quality products to meet their most challenging requirements."*

* *Plexiglas® is the trademark in the Americas and Altuglas® the trademark in the rest of the world.*

Plexiglas® and Altuglas® acrylic sheet is used essentially in the visual communication, sanitary ware, construction and urban equipment markets.

Altuglas International, an Arkema subsidiary, is the leading world producer of PMMA (polymethyl methacrylate) and markets its products as acrylic sheet and resin. In this activity, the company operates on 10 production sites around the world. Its trademarks are Plexiglas® in North and Latin America, and Altuglas® in the rest of the world.

www.altuglasint.com

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros in 2007. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Paris, May 14th 2008

ARKEMA: 1ST QUARTER 2008 RESULTS

MAJOR IMPROVEMENT IN THE RESULTS
2008 TARGET CONFIRMED

- **Net income up 64% to €72 million**
- **EBITDA up 19% to €159 million despite economic environment marked by surge in raw material costs and the euro**
- **Average sales prices up 6%**
- **EBITDA margins over 13.5% of sales for Industrial Chemicals and Performance Products segments**
- **Ongoing transformation of the company and significant reduction in fixed costs**

(In millions of euros)	1st Quarter 2007	1st Quarter 2008	Variation
Sales	**1,488**	**1,492**	**+0.3%**
EBITDA	**134**	**159**	**+19%**
EBITDA margin	***9.0%***	***10.7%***	
Vinyl Products	*7.5%*	*4.4%*	
Industrial Chemicals	*10.2%*	*13.9%*	
Performance Products	*11.7%*	*13.6%*	
Recurring operating income	**80**	**100**	**+25%**
Non-recurring items	(27)	5	n/a
Adjusted net income	52	67	+29%
Net income – Group share	**44**	**72**	**+64%**

The Board of Directors of Arkema, chaired by Chairman and CEO Thierry Le Hénaff, met on May 13th 2008 to review Arkema's consolidated accounts for the first quarter of 2008. Thierry Le Hénaff stated, commenting on the results:

« The Board of Directors is pleased to note the significant improvement in the company's financial performance, with a 10.7% EBITDA margin and a net income of €72 million over the first quarter of 2008. The first three months of this year have indeed shown Arkema's resilience in a more difficult environment as well as its ability to continue improving its results.

These excellent results are due to significant reductions in fixed costs and to the growth projects being implemented in accordance with our expectations. They also translate the growing strength of our portfolio which we consolidated last year in particular through the successful integration of Coatex within our downstream acrylic business.

In a context of rising raw material costs which impacted the PVC sector in particular, a weak dollar vs the euro, and the slowdown in the United States, these excellent results give us confidence in Arkema's ability to achieve in 2008 the target of a 10% EBITDA margin that we set ourselves at the end of last year. »

1ST QUARTER 2008 HIGHLIGHTS

In the first quarter 2008, new internal productivity, growth and portfolio management initiatives were announced, confirming Arkema's resolve to actively continue its transformation.

As part of its efforts to improve productivity, Arkema announced in February 2008 the creation of two Shared Services Centers (SCSs) for its human resources and accounting functions. The implementation of this new streamlined and more reactive organization will entail the redeployment of 132 posts to the two SCSs, with a net loss of 30 positions.

In terms of growth projects, Arkema announced in March 2008 the doubling of hydrogen peroxide production capacity at its Leuna site, Germany, to 80,000 tons per year by mid-2010.

Lastly, Arkema finalized the acquisition of the PMMA activity from Repsol YPF in order to consolidate its ranking as European leader in acrylic sheet. Arkema also sold its superabsorbent business to Sumitomo Seika, a world leader in this activity.

1ST QUARTER 2008 ACTIVITY

Sales in the 1st quarter 2008 grew slightly by 0.3% to €1,492 million against €1,488 million in the 1st quarter 2007. Following adjustments for the impact of currency translation (-4.0%) and variations in the scope of business (-1.9%), sales rose by 6.2%. This organic growth essentially reflects the price increases (+6.1%) implemented across the business units within the Industrial Chemicals and Performance Products segments. Volumes overall were stable, with sound demand in caustic soda, Hydrogen Peroxide, some fluorochemicals lines and Specialty Chemicals offsetting in particular the impact of the slowdown of the construction sector in the United States, in particular in Functional Additives.

EBITDA rose by almost 19% to €159 million, against €134 million in the 1st quarter 2007. The impact of the translation effect relating primarily to the decline of the US dollar vs the euro was estimated at € -10 million. The sales price increase policy, productivity measures and new products combined to largely make up for the impact of a more uneasy economic environment. Acquisition and divestment operations carried out in 2007 and early 2008 have had little impact on the result.

Accordingly, Arkema reported an **EBITDA margin** of 10.7% of sales for the quarter, against 9% in the first quarter 2007.

Recurring operating income rose to €100 million in line with EBITDA, up 25% over the same period in 2007.

Non-recurring items stood at €5 million in the 1st quarter 2008 against € -27 million in the 1st quarter 2007. This amount includes a capital gain of €12 million on the sale of buildings in the Paris region as well as costs related to the restructuring operations (creation of shared services centers) announced in the 1st quarter.

Adjusted net income rose by 29%, while **net income** (Group share) stood at €72 million, up 64%.

SEGMENT PERFORMANCE

Vinyl Products sales, barely affected by exchange rate movements, rose by 4% to €389 million, against €374 million in the 1st quarter 2007, underpinned by sound volumes for caustic soda. The increase in ethylene prices recorded in the 1st quarter weighed heavily, resulting in a decline in unit margins compared to their high levels in the 1st quarter 2007. The segment's EBITDA stood at €17 million (against €28 million in the 1st quarter 2007).

Industrial Chemicals sales stood at €675 million, up 3.8%. Following adjustments for the decline of the US dollar vs the euro and variations to the scope of business (divestment of Riverview amines and acquisition of Coatex), sales rose by 8.9%, essentially sustained by the sales price increases implemented across the segment's business units. The segment's EBITDA stood at €94 million, up 42% compared to the 1st quarter 2007, while the EBITDA margin rose to 13.9% from 10.2% in the 1st quarter 2007. This significant improvement reflects the comprehensive progress achieved in the segment, the fruit of productivity measures launched in particular in the Fluorochemicals activity at the Pierre-Bénite site, as well as a globally sound context in Industrial Chemicals activities and the contribution of the Coatex business. Acrylic margins remained in line with the low levels recorded at the end of 2007.

Performance Products sales stood at €427 million in the 1st quarter 2008. Excluding the impact of exchange rates and the scope of business, the segment's sales rose by 4.5%, sustained by the increases in sales prices implemented across the business units to compensate for rising raw material costs, and by the launch of new products. EBITDA rose to €58 million from €54 million in the 1st quarter 2007 (including the urea formaldehyde resins activity sold off in November 2007), and the EBITDA margin over sales stood at 13.6% (against 11.7% in the 1st quarter 2007 and 8.6% in the 1st quarter 2006). These improvements are the result of the productivity drive pursued in 2006 and 2007, in particular in Functional Additives and in the polyamides business within the Technical Polymers business unit. Growth operations such as granulation capacity increase in molecular sieves at Inowroclaw also contributed to improving EBITDA. Consequently this helped offset the impact of rising costs of raw materials such as tin and of a sluggish construction market in the United States which both affected the Functional Additives business.

CASH FLOW AND NET DEBT

Recurring cash flow before WCR variation, non-recurring items and impact of portfolio management stood at €60 million for the 1st quarter 2008, against €45 million for the same period in 2007. The activity's seasonal nature resulted in an increase in WCR of €150 million. After taking WCR variation and non-recurring items into account, the net cash flow stood at € -114 million.

In the 1st quarter 2008, the Company proceeded with the buy-back of 300,830 shares amounting to €10.44 million. These shares are to cover 2007 and 2008 free share allocation plans in particular.

As at end of March, net debt stood at €576 million against €459 million at end December 2007.

POST BALANCE SHEET EVENTS

On April 9th 2008, Arkema announced its intention to shut down production of MBS impact modifiers at its Axis (Alabama) site in the United States and concentrate its world production in Europe at the Vlissingen facility in the Netherlands. This new organization should result in an annual cost reduction of the order of €3.2 million.

As part of the management of its activities portfolio, Arkema announced in April 2008 a project to acquire via its subsidiary CECA the « Activated Carbon and Regeneration » business from the company SNF Italia, representing annual sales of some €4 million.

On April 15th 2008, Arkema announced a project to reduce greenhouse gas emissions at its Forane® 22 production plant on the Changshu site (China). Following the startup of the incinerator scheduled for mid-2008, the project should result in the allocation of a 3.4 million ton quota eligible for certified emission reductions (or carbon credits) allocated by UNFCCC subject to verification by an independent body.

Finally, in order to involve its employees more closely in the Group's development, Arkema launched a share capital increase operation reserved for its personnel, for which the total subscription amounted to €19 million, i.e. over 1% of the share capital. The success of the operation, which has brought employee shareholding to a little more than 2%, reflects the personnel's confidence in the future of their Group.

OUTLOOK

The excellent results of the 1st quarter 2008 illustrate Arkema's resilience in an environment marked by the continuing rise in raw material and energy costs and weakening of the US dollar vs the euro.

Arkema confirms its 10% EBITDA margin target for 2008, based on a €80 million improvement in EBITDA relating to internal progress. This improvement will come from the Industrial Chemicals and Performance Products segments, while the Vinyl Products segment will continue to be affected beyond the 1st quarter by the gap between sales prices and the rising cost of ethylene.

In the current climate, Arkema will continue its efforts to adapt in order to handle the rises in raw material and energy costs and the evolution of the US dollar vs the euro, as well as the economic environment generally.

Finally, the level of recurring capital expenditures in 2008 should reach some €315 million, excluding the latest investments related to the Chlorochemicals consolidation plan amounting to €25 million.

A presentation of the results is available in the Investor Relations section of the company's website (www.finance.arkema.com).

FINANCIAL CALENDAR

May 20th 2008	Annual Shareholders Meeting
August 7th 2008	1st half 2008 results
November 13th 2008	3rd quarter 2008 results

CONTACTS - INVESTOR RELATIONS:

Frédéric Gauvard Tel. : +33 1 49 00 82 53 E-mail : frederic.gauvard@arkema.com
Sophie Fouillat Tel. : +33 1 49 00 86 37 E-mail : sophie.fouillat@arkema.com

CONTACTS - PRESS RELATIONS:

Gilles Galinier Tel. : +33 1 49 00 70 07 E-mail : gilles.galinier@arkema.com
Sybille Chaix Tel. : +33 1 49 00 70 30 E-mail : sybille.chaix@arkema.com

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial conditions, results of operations, business and strategy of Arkema. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. Arkema does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect Arkema's financial results is provided in the documents filed with the French Autorité des marchés financiers.

Quarterly financial information is not audited.

Business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

The main performance indicators used are as follows:

***Operating income**: this includes all income and expenses of continuing operations other than financial result, equity in income of affiliates and income taxes.*

***Other income and expenses (non-recurring items)**: these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense notably include:*

- *impairment losses in respect of property, plant and equipment and intangible assets,*
- *gains or losses on sale of assets,*
- *certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,*
- *certain expenses related to litigation and claims or major damages, whose nature is not directly related to ordinary operations,*
- *costs related to the spin off of Arkema's businesses.*

***Recurring operating income**: this is calculated as the difference between operating income and other income and expenses as previously defined.*

***Adjusted net income**: this corresponds to the net income - Group share adjusted for:*

- *other income and expenses, after taking account of the tax impact of these items,*
- *income and expenses from taxation of an exceptional nature, the amount of which is deemed significant,*
- *the net income from discontinued activities.*

***EBITDA**: this corresponds to recurring operating income increased by depreciation and amortization (previously referred to as recurring EBITDA).*

***Working capital**: this corresponds to the difference between inventories, accounts receivable, other receivables and prepaid expenses and income tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.*

***Capital employed**: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments and loans, other investments, other non-current assets (excluding deferred tax assets) and working capital.*

***Net debt**: this is the difference between current and non-current debt and cash and cash equivalents.*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 15,200 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR AND ANALYST FACTSHEET

	1Q'07 in €M	1Q'08 in €M	1Q'08/ 1Q'07
Sales	**1,488**	**1,492**	**+0.3%**
Vinyl Products	374	389	4.0%
Industrial Chemicals	650	675	3.8%
Performance Products	463	427	(7.8)%
Corporate	1	1	
EBITDA	**134**	**159**	**+19%**
Vinyl Products	28	17	(39.3)%
Industrial Chemicals	66	94	+42.4%
Performance Products	54	58	+7.4%
Corporate	(14)	(10)	
EBITDA margin	**9.0%**	**10.7%**	
Vinyl Products	7.5%	4.4%	
Industrial Chemicals	10.2%	13.9%	
Performance Products	11.7%	13.6%	
Depreciation and amortization	(54)	(59)	+9%
Recurring EBIT	**80**	**100**	**+25%**
Vinyl Products	22	8	(63.6%)
Industrial Chemicals	40	65	+62.5%
Performance Products	33	37	+12.1%
Corporate	(15)	(10)	
NR items	**(27)**	**5**	
Equity in income of affiliates	(1)	2	
Financial results	(4)	(7)	
Income taxes	(21)	(28)	
Net income of continuing operations	27	72	
Net income of discontinued operations	18	0	
Net income – Group share	**44**	**72**	**+64%**
EPS (diluted)	**0.73**	**1.19**	**+64%**
Adjusted net income	52	67	+29%.
Capital expenditures	**47**	**40**	**(14.9)%**
Vinyl Products	13	11	
Industrial Chemicals	19	17	
Performance Products	15	12	
Cash flow[1]	**(17)**	**(89)**	
Net cash flow[2]	**71**	**(114)**	
Working capital (vs. 12/31/07 as published on 03/05/08)	1,112	1,233	
WC as % of sales[3] (vs. 12/31/07)	**21.1%**	**20.7%**	
Net debt (12/31/07)	**459**	**576**	
NR pre-spin off items (12/31/07)	122	111	
Gearing[4] (12/31/07)	**30%**	**36%**	

[1] Calculated as net cash flow before NR pre-spin off items and portfolio management
[2] Calculated as cash flow from operating activities plus cash flow from investing activities
[3] Calculated as working capital end of period divided by 4 times quarterly sales
[4] Calculated as Net financial debt + NR pre-spin off items divided by shareholders' equity

FIRST QUARTER 2008 PERFORMANCE

Sales up +0.3% total, +6.2% Organic growth

	Volume	Price	Scope	FX rate
Arkema	**0.1%**	**6.1%**	**(1.9)%**	**(4.0)%**
Vinyl Products	++	=	+	=
Industrial Chemicals	-	++	+	--
Performance Products	-	++	--	--

EBITDA up +19% at €159 million

Positive	***Negative***
Price increase	€/$ exchange rate
Restructuring	Increase of raw materials
New products	Margin squeeze in Vinyl Products

- Negative impact from the €/$ exchange rate translation effect: €(10) millions
- Limited impact from M&A: acquisition of Coatex and PMMA (ex-Repsol) and divestitures of specialty amines (Riverview) and Urea-Formaldehyde Resins (Leuna).

VINYL PRODUCTS PERFORMANCE

- Sales increase sustained by good volumes in caustic soda
- Softer supply/demand balance compared to a high cycle in Q1'07
- Increase in ethylene prices results in a margin squeeze

INDUSTRIAL CHEMICALS PERFORMANCE

- +9% organic growth sustained by price increase in each of the business units
- Benefits from restructuring initiatives in Pierre-Bénite (Fluorochemicals)
- Successful integration of Coatex
- Acrylics remain in low cycle conditions

PERFORMANCE PRODUCTS PERFORMANCE

- +4.5% organic growth sustained by price increase in each of the business units to offset increase in raw materials
- Benefits from restructuring initiatives (Technical Polymers and Functional Additives)
- Impact from new products/projects
- Functionnal Additives still affected by a slowdown in the US construction market and increase in tin prices
- Negative impact from US dollar vs. euro exchange rate

Non recurring items: +€5 million compared to €(27) million in Q1'07

Type in € millions	1Q'07	1Q'08
Restructuring	(26)	(7)
Capital gain		+12
Others	(1)	

Cash flows and net debt

Items	*1Q'07*	*1Q'08*	*Comments on 1Q'08*
Recurring Capex	(42)	(36)	
Variation in WC	(54)	(150)	Seasonality and price increases
NR items	(9)	1	Capital gain on sales compensate for restructuring charges
NR pre spin off	(17)	(12)	Including €4m for chlorochemicals CAPEX
Impact from M&A	106	(13)	Mainly acquisition of Repsol's PMMA
Net cash flow	71	(114)	
Rec. FCF before working capital	**45**	**60**	Recurring FCF excludes NR items and M&A

- Buyback of 300,830 shares for €10.44 million
- Net debt at €576 million end of March 08
- NR pre spin off at €111 million
- Gearing at 36% including NR pre spin-off

2008 OUTLOOK:

- Arkema confirms its confidence in 10% EBITDA margin target for 2008
- Implementation of self-help is on track and will provide €80 million EBITDA in 2008
- Industrial Chemicals and Performance Products will support EBITDA growth
- Pressure on PVC margins should remain with continuing increase of C_2 price
- New initiatives to be taken to adapt to the evolution of environment
- 2008 recurring capex of around €315 million and around €25 million capex related to the Chlorochemicals consolidation plan

MAJOR PROJECTS SINCE JANUARY 1ST:

- Announcement of the reorganization of several support functions with the creation of two Shared Services Centers. This reorganization will lead to a net reduction of 30 positions and improve processes.
- Acquisition on February 29th, of the PMMA sheet and block production activity from the Repsol YPF group. This new activity with sales around €30m will consolidate the European PMMA business.
- Announcement of the doubling of the Leuna H_2O_2 production capacity at 80,000 tonnes by mid-2010
- Arkema sold on April 1st to Sumitomo Seika its business in superabsorbent polymers in Carling (France). This divestment includes a long-term contract for the supply of acrylic acid and contributed to the consolidation of Arkema's acrylic business.
- Arkema announced a consolidation of its worldwide MBS production which will lead to a cost savings of approximately €3.2 million ($5 million) over the first year (Functional Additives).
- CECA announced the acquisition of SNF italia's activated carbon and regeneration activity with sales of around €4 million
- On April 15, Arkema announced a plan to reduce greenhouse gas emission. This annual reduction has been estimated at some 6 millions tonnes CO_2 equivalent leading to 3.4 million tonnes of CER.

ARKEMA Financial Statements

Consolidated financial statements - At the end of March 2008

INCOME STATEMENT

(In millions of euros)	1st Quarter 2008 Consolidated (non audited)	1st Quarter 2007 Consolidated (non audited)
Sales	1 492	1 488
Operating expenses	(1 255)	(1 270)
Research and development expenses	(39)	(38)
Selling and administrative expenses	(98)	(100)
Recurring operating income	**100**	**80**
Other income and expenses	5	(27)
Operating income	**105**	**53**
Equity in income of affiliates	2	(1)
Financial result	(7)	(4)
Income taxes	(28)	(21)
Net income of continuing operations	**72**	**27**
Net income of discontinued operations	**-**	**18**
Net income	**72**	**45**
Of which minority interests	-	1
Net income - Group share	**72**	**44**
Earnings per share (amount in euros)	*1,19*	*0,73*
Diluted earnings per share (amount in euros)	*1,19*	*0,73*
Depreciation and amortization	(59)	(54)
Recurring EBITDA	159	134
Adjusted net income	67	52

BALANCE SHEET

(In millions of euros)	31.03.2008 *(non audited)*	31.12.2007 *(audited)*	
ASSETS			
Intangible assets, net	451	460	
Property, plant and equipment, net	1 486	1 525	
Equity affiliates: investments and loans	42	42	
Other investments	24	24	
Deferred income tax assets	18	18	
Other non-current assets	108	117	(1)
TOTAL NON-CURRENT ASSETS	**2 129**	**2 186**	
Inventories	993	1 017	
Accounts receivable	1 153	1 000	
Prepaid expenses and other current assets	166	160	
Income taxes recoverable	16	14	(1)
Other current asset	2	1	
Cash and cash equivalents	63	58	
Total assets of discontinued operations		-	
TOTAL CURRENT ASSETS	**2 393**	**2 250**	
TOTAL ASSETS	**4 522**	**4 436**	
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	605	605	
Paid-in surplus and retained earnings	1 518	1 449	
Cumulative translation adjustment	(217)	(140)	
Treasury shares	(10)	-	
SHAREHOLDERS' EQUITY - GROUP SHARE	**1 896**	**1 914**	
Minority interests	**20**	**21**	
TOTAL SHAREHOLDERS' EQUITY	**1 916**	**1 935**	
Deferred income tax liabilities	47	54	
Provisions	823	833	
Non-current debt	57	61	
TOTAL NON-CURRENT LIABILITIES	**927**	**948**	
Accounts payable	745	786	
Other creditors and accrued liabilities	297	290	
Income taxes payable	43	15	
Other current liability	12	6	
Current debt	582	456	
Total liabilities of discountinued operations	-	-	
TOTAL CURRENT LIABILITIES	**1 679**	**1 553**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 522**	**4 436**	

(1) Starting 2007, the Tax Research Credit is reclassified from Income taxes to Other non-current assets.

CASH FLOW STATEMENT

(In millions of euros)	End of March 2008 *(non audited)*	End of March 2007 *(non audited)*	
Cash flow - operating activities			
Net income	72	45	
Depreciation, amortization and impairment of assets	60	54	
Provisions, valuation allowances and deferred taxes	(8)	22	
(Gains)/losses on sales of assets	(20)	(32)	
Undistributed affiliate equity earnings	(2)	1	
Change in working capital	(150)	(54)	(1) (2)
Other changes	3	4	
Cash flow from operating activities	**(45)**	**40**	
Cash flow - investing activities			
Intangible assets and property, plant, and equipment, additions	(40)	(47)	
Change in fixed assets suppliers	(37)	(30)	(2)
Acquisitions of subsidiaries, net of cash acquired	(13)	(2)	
Increase in long-term loans	(6)	(5)	(1)
Total expenditures	**(96)**	**(84)**	
Proceeds from sale of intangible assets and property, plant and equipment	21	1	
Proceeds from sale of subsidiaries, net of cash sold	-	106	
Proceeds from sale of other investments	-	-	
Other financial variations	-	1	
Repayment of long-term loans	6	7	
Total divestitures	**27**	**115**	
Cash flow from investing activities	**(69)**	**31**	
Cash flow - financing activities			
Issuance (repayment) of shares	(10)	3	
Dividends paid to Parent company shareholders	-		
Dividends paid to Minority shareholders	-		
Increase/ Decrease in long-term debt	90	(1)	
Increase/ Decrease in short-term borrowings and bank overdrafts	65	(160)	
Cash flow from financing activities	**145**	**(158)**	
Net increase/(decrease) in cash and cash equivalents	30	(87)	
Effect of exchange rates and changes in scope	(25)	(7)	
Cash and cash equivalents at beginning of period	58	171	
Cash and cash equivalents of discontinued operations at end of period			
Short-term loan to discontinued operations			
Cash and cash equivalents at end of period	**63**	**77**	

(1) Starting 2007, the Tax Research Credit is reclassified from Change in working capital to the line Increase in long-term loans.
(2) Starting 2007, change in fixed assets suppliers is reclassified from change in working capital to investing activities.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(non audited)

(In millions of euros)	Shares Issued					Treasury shares				
	Number	Amount	Paid-in surplus	Retained earnings	Cumulative translation adjustment	Number	Amount	Shareholders' equity - Group share	Minority interests	Total shareholders' equity
As of January 1, 2008	60 453 823	605	1 006	443	(140)			1 914	21	1 935
Cash dividend										
Issuance of share capital										
Purchase of treasury shares						(300 830)	(10)	(10)		(10)
Cancellation of purchased treasury shares										
Sale of treasury shares										
Other										
Transactions with shareholders						(300 830)	(10)	(10)		(10)
Net income				72				72		72
Changes in items recognized directly through equity				5				5		5
Actuarial gains or losses				(8)				(8)		(8)
Change in translation adjustments					(77)			(77)	(1)	(78)
Others										
Total of recognized income and expenses				69	(77)			(8)	(1)	(9)
As of March 31, 2008	60 453 823	605	1 006	512	(217)	(300 830)	(10)	1 896	20	1 916

INFORMATION BY BUSINESS SEGMENT

(non audited)

(In millions of euros)	1st Quarter 2008				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	389	675	427	1	1 492
Inter-segment sales	16	38	5	-	
Total sales	**405**	**713**	**432**	**1**	
Recurring operating income	**8**	**65**	**37**	**(10)**	**100**
Other income and expenses	**2**	**-**	**-**	**3**	**5**
Operating income	**10**	**65**	**37**	**(7)**	**105**
Equity in income of affiliates	2	-	-	-	2
Depreciation and amortization	(9)	(29)	(21)	-	(59)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	6	-	-	(3)	3
Recurring EBITDA	**17**	**94**	**58**	**(10)**	**159**
Intangible assets and property, plant and equipment, additions	**11**	**17**	**12**	**0**	**40**

(In millions of euros)	1st Quarter 2007				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	374	650	463	1	1 488
Inter-segment sales	19	40	5	-	
Total sales	**393**	**690**	**468**	**1**	
Recurring operating income	**22**	**40**	**33**	**(15)**	**80**
Other income and expenses	**(10)**	**(16)**	**-**	**(1)**	**(27)**
Operating income	**12**	**24**	**33**	**(16)**	**53**
Equity in income of affiliates	(1)	-	-	-	(1)
Depreciation and amortization	(6)	(26)	(21)	(1)	(54)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	(7)	(18)	(7)	7	(25)
Recurring EBITDA	**28**	**66**	**54**	**(14)**	**134**
Intangible assets and property, plant and equipment, additions	**13**	**19**	**15**	**-**	**47**

END